November 18, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Attention: Scott Stringer and Rufus Decker

Re:	The Children’s Place, Inc.

Form 10-K for the Fiscal Year Ended February 1, 2020

Filed March 19, 2020

Form 8-K Filed August 25, 2020

File No. 000-23071

Dear Messrs. Stringer and Decker:

Set forth below are the responses of The Children’s Place, Inc. (the “Company”) to the comments of the Staff of the Securities and Exchange Commission contained in the letter to Michael Scarpa dated November 6, 2020 (the “Letter”). For your convenience, we have included the text of your comments set forth in italics.

Form 8-K Filed August 25, 2020

Non-GAAP Reconciliation, page 2

1.	Your non-GAAP results include adjustments for occupancy charges at stores temporarily closed and payroll and benefits for store employees during the period stores were closed. It appears that these are normal, recurring, cash operating expenses. Please tell us how you considered the guidance in Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. In addition, since inventory provisions are typically recurring costs that are based on a variety of factors, tell us how you considered the guidance in Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations in adjusting for an inventory provision due to COVID-19. Also, explain in detail how the amount of the inventory provision directly related to COVID-19 was objectively determinable and why it could not be partially attributed to other market factors and conditions.

Response: We acknowledge the Staff’s comments and have reviewed Questions 100.01 and 100.04 of the Non-GAAP Compliance and Disclosure Interpretations.

In March 2020, an outbreak of a new strain of coronavirus (“COVID-19”) was declared a global pandemic by the World Health Organization and a national emergency by the President of the United States. The COVID-19 pandemic resulted in federal, state, and local governments and private entities mandating various restrictions, including closures of businesses and other activities, travel restrictions, restrictions on public gatherings, stay-at-home orders and advisories, quarantining of people who may have been exposed to the virus, and the adoption of remote or hybrid learning models for schools, among other life-changing measures. The COVID-19 pandemic has significantly negatively affected the global economy, and created significant disruption of all retail and other markets, including a significant disruption in consumer demand for children’s clothing, footwear and accessories – the business of The Children’s Place. We view the significant adverse effects of the COVID-19 global pandemic to be on such a scale as to be a once in a lifetime occurrence.

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When presenting our non-GAAP measures in our public disclosures, we adhere to our documented and consistently applied non-GAAP policy, which is strictly based on SEC guidance. Our non-GAAP policy stipulates that we make adjustments to our GAAP results only for items that are not reflective of the performance of our core business. By providing this supplemental disclosure to our investors, we believe that we facilitate a more accurate reflection of our performance in relation to our core business. We continually assess: (i) the usefulness of the non-GAAP measures; (ii) the consistency of the non-GAAP measures as applied between different periods; and (iii) whether the non-GAAP measures would be misleading to investors.

In adhering to our policy described above, we determined that: (i) occupancy charges at stores temporarily closed and payroll and benefits for store employees who were not providing services during the period stores were closed due to federal, state, and local government orders and health regulations during the COVID-19 pandemic and (ii) inventory provisions resulting from the extraordinary effects of the COVID-19 pandemic, are all expenses that are not normal and are non-recurring. We come to that conclusion because those expenses emanate from a circumstance the United States and Canada have never faced before. No retailer in these locations has ever been ordered by federal, state, and local government and health officials to close all of their retail store operations due to a pandemic, we have never compensated employees without receiving the benefit of their service, nor have we paid or incurred rent charges for spaces that we could not inhabit.

In particular, the occupancy charges that we excluded from our non-GAAP measures were amounts that are contractually specified and objectively determinable rent charges recognized in accordance with ASC 842 at stores where we were unable to operate for their intended use, and the payroll and other benefits that we excluded from our non-GAAP measures are specifically documented for tax and other purposes and also objectively determinable. Additionally, the Company has never voluntarily compensated employees without receiving the benefit of their service and believe that such circumstances are akin to severance charges that are recorded as restructuring charges, which we have a past practice of excluding from our non-GAAP measures. We consider the COVID-19 pandemic to be an extraordinary, one-time, non-recurring event and believe the exclusion of these items from our non-GAAP results is appropriate.

Inventory Provision Due to COVID-19

As noted above, it was mandated by various governing authorities that we suspend all retail store operations in the United States and Canada beginning March 18, 2020. At that time, our stores’ inventory was comprised of highly seasonal product to support our spring and Easter selling seasons. Our stores remained closed to the public for approximately three months, some longer, during which time we were unable to access or sell the highly seasonal product stranded in our stores during the historical window of time that these products would have otherwise been sold.

Upon gaining access to our stores, but before being able to open to the public, we were forced to liquidate an unprecedented amount of inventory by fulfilling online demand from our stores in order to meet working capital needs and create space needed for incoming current seasonal goods. As a result, we liquidated these products at markdown levels far deeper than our historical markdown rates and shipped this inventory from our retail stores directly to our customers to fulfill their online orders. This in and of itself was a significant departure from our normal operational activities leading to the incurrence of significantly higher fulfillment costs and sales at losses versus our normal shipments from a highly automated distribution center, resulting in a lower of cost or market reserve under ASC 330. In a non-pandemic environment, we would not have elected to execute sales in such a costly manner. Further, we also made the decision to donate $11 million of highly seasonal and Easter product to a national charity, inconsistent with our past practices and which we took as a part of our COVID-19 inventory-related charge.

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As previously referenced in our public filings under Critical Accounting Policies, our lower of cost or net realizable value reserves have typically ranged from $1.4 million to $4.3 million based on historical markdown rates. Accordingly, the difference between our normal historical reserve levels and our current period reserve was objectively determinable, and we recorded the $63.2 million non-GAAP adjustment to our inventory provision due to the COVID-19 pandemic and resulting conditions.

We believe the inventory provision due to COVID-19 is not normal and non-recurring, is not reflective of the performance of our core business, and facilitates a more accurate comparison of past and present performance of our core business. The inventory provision due to COVID-19 was objectively determinable and would not have been incurred in a non-pandemic environment; had we been able to operate our stores in any normal circumstances, we would have been able to sell through our inventory in accordance with our normal sell-down cadence, avoiding the significant and unprecedented amount of inventory backlog, markdowns taken and extraordinary costs.

Lastly, it is important to note that when we present our non-GAAP measures, our policy directs us to strictly adhere to the prominence guidance set forth by the SEC. Our non-GAAP disclosures, including those presented in our Form 8-K filed on August 25, 2020, are preceded by the comparable GAAP measures in both the headlines of our earnings releases and within the text of the earnings release itself, and to ensure our presentation of non-GAAP financial measures is not misleading under Regulation G, we provide a full tabular reconciliation of the non-GAAP measures to the comparable GAAP measures. Further, we provide a detailed description of non-GAAP items that are excluded in our non-GAAP measures, including the items referenced in the Staff’s comments for which we provided expanded disclosure in our press release filed as an exhibit to the August 25th Form 8-K.

We believe the responses above fully address the comments contained in the Letter. Please email me at mscarpa@childrensplace.com if you have any questions regarding the above or require any additional information or details.

Very truly yours,

/s/ Michael Scarpa
Michael Scarpa
Chief Financial Officer

cc:	Jane T. Elfers

Robert Helm

Bradley P. Cost, Esq.

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